Exhibit 99.1

Pembina Pipeline Corporation Announces Closing of $150 Million Preferred Share Offering

All financial figures are in Canadian dollars, unless otherwise noted.

CALGARY, Oct. 2, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced public offering of 6,000,000 cumulative redeemable rate reset class A preferred shares, series 3 (the "Series 3 Preferred Shares") for aggregate gross proceeds of $150 million (the "Offering").

The Offering was first announced on September 23, 2013 when Pembina entered into an agreement with a syndicate of underwriters.

Proceeds from the Offering will be used to partially fund capital projects, to reduce short-term indebtedness and for other general corporate purposes of the Company and its affiliates.

The Series 3 Preferred Shares will begin trading on the Toronto Stock Exchange today under the symbol PPL.PR.C.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Series 3 Preferred Shares in any jurisdiction. The Series 3 Preferred Shares to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered or sold within the United States.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Information and Statements
This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends.  In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposes", "projects", "will", "estimates", "anticipates", "develop", "could" and similar expressions suggesting future events or future performance.

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", "projects" and similar expressions.

In particular, this news release contains forward-looking statements and information relating to the planned use of proceeds. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document, including: that favourable growth parameters continue to exist in respect of current and future growth projects (including the ability to finance such projects on favourable terms); and that Pembina's businesses will continue to achieve sustainable financial results. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2012, which can be found at www.sedar.com. The intended use of the net proceeds of the offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Capital Markets
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 691-7654
e-mail: sdavis@pembina.com

CO: Pembina Pipeline Corporation

CNW 08:31e 02-OCT-13